

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 5, 2011

Mr. Richard T. Wheeler, Jr.
Chairman, President and Chief Executive Officer
Franklin Financial Corporation
4501 Cox Road
Glen Allen, Virginia 23060

> **Re: Franklin Financial Corporation**
> **Registration Statement on Form S-1**
> **Filed December 10, 2010**
> **File No. 333-171108**

Dear Mr. Wheeler:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1.   Please provide a recent developments section to disclose the results for the first quarter of 2011, to the extent that this information is available, together with a discussion of these results.

Prospectus Cover Page

2.   If true, please revise here and elsewhere in the filing to indicate that the minimum money market passbook savings rate at Franklin Federal is subject to change at any time.

Summary

After-Market Performance of Mutual-to-Stock Conversions, page 5

3.   Please revise the table to include the average and median information for the NASDAQ company transactions in addition to the information provided under the row "All Transactions."

Future Equity Incentive Plan, page 7

4.   Revise to disclose the company's current intention as to when the equity incentive plan is expected to be adopted and implemented and whether a vote from shareholders will be required. Also discuss your current intention with respect to funding the plan (i.e., through open market purchases or from authorized but unissued shares).

How We Will Use the Proceeds of this Offering, page 11

5.   We note your disclosure that you have no specific plans to use the proceeds of the offering to diversify your businesses, open branches and acquire other companies. Revise to indicate whether you have any plans, arrangements or understandings to diversify, open branches or acquire other companies at this time.

Risk Factors, page 13

General

6.   Please avoid making statements such as "there is no assurance" that an event might or might not happen. The point of a particular risk factor is to discuss a material risk and explain to the reader the likelihood of the risk impacting an investment in your securities, not your ability to provide any assurance. For example, see the first risk on page 16.

A continuation or worsening of economic conditions . . . , page 13

7.   We note your disclosure that the "national economy has recently experienced a recession, with rising unemployment levels . . ." and that your "local economy has mirrored the overall economy." However, in the fourth paragraph of page 39, you state that the "unemployment trends in Virginia and the Richmond MSA have compared favorably to the national trends." Please reconcile this disclosure.

8.   Please tell us whether your "local market area," which is not defined, has the same meaning as your "primary market area," which is defined on page one in the third paragraph. If so, please revise to use consistent terminology or clarify your disclosure as appropriate.

Use of Proceeds, page 27

9.   You state in the third paragraph of page 27 that you "may need regulatory approvals to engage in some of the activities listed above." Please revise the preceding paragraph to specify which activities, in addition to those listed in the fourth bullet point, if any, are subject to regulatory approval. Please also clarify your disclosure elsewhere regarding the same, including on page 11.

Our Business

Market Area, pages 38-39

10.   We note your disclosure regarding Richmond MSA's unemployment rate, the state rate, and the national rate in September 2010. Please also disclose these rates for September 2008 and 2009, respectively, to help readers better understand the comparisons of unemployment trends.

Lending Activities, pages 40-41

11.   Please revise the generalized statements regarding your lending practices (e.g., "Loans with loan-to-value ratios in excess of 80% generally require private mortgage insurance," "For non-owner occupied residential loans, we generally require a loan-to-value ratio of less than 65%. . . ," and "We . . . generally do not offer interest-only loans") to specify under what circumstances exceptions would apply to such practices.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Analysis of Nonperforming and Classified Assets, page 68

12.   We note your reference to interest reserves in the discussion of substandard loans on page 71. Please tell us and amend to disclose the following with respect to the establishment of such reserves:

- Disclose the amount of such loans and the accompanying interest reserves as of each period-end;
- Disclose how you monitor such projects throughout their lives to make sure the properties are moving along as planned such that it is appropriate to continue to capitalize the interest on the loan;
- Disclose whether you have ever extended, renewed or restructured terms of the related loans, and the reasons for the changes;
- Describe your underwriting process for loans with interest reserves, and any specific differences in how your underwrite loans with interest reserves and loans that do not have interest reserves; and

- Disclose whether any of your loans with interest reserves are currently on nonaccrual status.

Liquidity Management, page 78

13.   Discuss liquidity on both a long-term and short-term basis. See instruction 5 to Item 303(a) of Regulation S-K.

Our Management, pages 81-82

14.   Please revise the director biographies to indicate the time periods during which (i) George L. Scott served as a partner with KPMG LLP; (ii) Richard W. Wiltshire, Jr. served as president and chief executive officer of Home Beneficial Corporation and Home Beneficial Life Insurance Company; and (iii) Percy Wootton served as president and member of the Board of Trustees of The American Medical Association. Please also revise Elizabeth W. Robertson's biography to include the name(s) of the firm(s) for which she worked as a certified public accountant and indicate the time periods of such work.

Compensation Discussion and Analysis, page 84

General

15.   We note that you have not included disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

16.   Please provide the information required by Item 407(e)(4) of Regulation S-K.

Compensation Elements, page 85

17.   Your "Compensation Elements" disclosure on page 85 indicates that base salary is not performance based. However, on page 86 you state that "[o]ur Compensation Committee sets base salaries for our named executive officers based primarily on . . . each individual officer's performance and contribution to our Company." Please reconcile this disclosure.

18.   Your incentive compensation disclosure on page 85 indicates that the "benefits from the Bank's deferred compensation plans are based on the financial performance of the Bank." Please disclose any specific financial performance targets that are used as bases to determine the amount of such benefits.

Summary Compensation Table, page 88

19.   Please revise to clarify which column represents the 401(k) matching contribution, as indicated by note 2.

Transactions with Franklin Federal

Loans and Extensions of Credit, page 92

20.   We note your disclosure, in response to Item 404 of Regulation S-K, regarding certain loans from Franklin Federal to L. Gerald Roach, Richard T. Wheeler and Elizabeth W. Robertson. Please revise to include information for the periods specified in Item 404 and in particular, for the two fiscal years preceding the company's last fiscal year. See Instruction 1 to Item 404.

Other Transactions, page 93

21.   You state that "[s]ince October 1, 2008, there have been no transactions and there are no currently proposed transactions in which we were or are to be a participant and the amount involved exceeds $120,000, and in which any of our executive officers and directors had or will have a direct or indirect material interest." Since the loans from Franklin Federal to L. Gerald Roach, Richard T. Wheeler and Elizabeth W. Robertson each exceed $120,000, please insert a qualifier to this sentence, such as "other than as disclosed above" or something similar, if it would render the statement true.

The Conversion and Stock Offering

How We Determined the Offering Range and the $10.00 Per Share Purchase Price, page 118

22.   Please add information listing the fees paid to RP Financial, Inc. during the past three fiscal years, or disclose if no fees were paid.

23.   Please revise the last paragraph on page 119 to explain how the 22.8% discount was calculated.

24.   Please revise the table on page 120 to specifically list the peer group companies that RP Financial, Inc. used for comparison in its appraisal.

Part II

Item 14. Indemnification of Directors and Officers, page II-1

25.   Please tell us, with a view towards revised disclosure, whether the Draft Agency Agreement (to be filed as exhibit 1.2) will provide that Sandler O'Neill + Partners, L.P. is

required to indemnify any of your directors, officers or controlling persons in any manner against liability which he may incur in his capacity as such.

Exhibits

26.   It appears that the annexes have not been included in exhibit 2.0. Please refile the exhibit in its entirety.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Irving at (202) 551-3321 or Angela Connell at (202) 551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael Clampitt
Senior Counsel

cc.   (facsimile only)
       Ms. Christina M. Gattuso, Esq.
       Kilpatrick Stockton LLP
       (202) 204-5611